Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EXA CORPORATION

Exa Corporation, a Delaware corporation, does hereby certify that this Amendment to Amended and Restated Certificate of Incorporation has been duly proposed by the board of directors of the corporation and adopted by its stockholders in the manner and by the vote prescribed by Sections 228 and 242 of the General Corporation Law of Delaware.

1. The name of the corporation (hereinafter called the “Corporation”) is Exa Corporation.

2. That the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be further amended by insertion, immediately following the first paragraph of Article IV thereof, of the following paragraph:

“Effective as of the effectiveness of the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Date”), each share of common stock, $0.001 par value, outstanding immediately prior to the Effective Date shall be combined, reclassified and changed into 1/[    ] fully paid and non-assessable share of common stock, $0.001 par value, without any action on the part of the holder thereof (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Any stockholder who would otherwise be entitled to receive a fractional share as a result of such Reverse Stock Split shall receive in lieu thereof cash in the amount equal to the amount of such fraction multiplied by the fair value of the common stock on the Effective Date as determined by the Board of Directors of the Corporation. On and after the Effective Date, each outstanding certificate that prior thereto represented shares of common stock shall be deemed for all purposes to evidence ownership of and to represent that lesser whole number of shares of common stock into which the shares of common stock represented by such certificates have been combined, reclassified and changed as herein provided. Until any such outstanding stock certificate shall have been surrendered for transfer or otherwise accounted for to the Corporation, the registered owner thereof on the books and records of the Corporation shall have and be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the lesser number of shares of the Corporation’s common stock evidenced by such outstanding certificate as above provided.”

3. The amendment to the Amended and Restated Certificate of Incorporation herein certified shall become effective as of     p.m. on                     , 2011.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Stephen A. Remondi, its Chief Executive Officer, this     day of                     , 2011.

EXA CORPORATION

By:
Stephen A. Remondi